Filed Pursuant to Rule 424(b)(2)

Registration No. 333-262317

Prospectus Supplement

To Prospectus dated March 1, 2022

United Mexican States

€2,000,000,000 4.4899% Global Notes due 2032

The 4.4899% Global Notes due 2032 (the “notes”) will mature on May 25, 2032. Mexico will pay interest on the notes on May 25 of each year, commencing May 25, 2024. Mexico may redeem the notes, in whole or in part, before maturity on the terms described herein. The notes will not be entitled to the benefit of any sinking or similar fund.

The notes will be issued under an indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 15 of the corresponding prospectus dated March 1, 2022, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange (the “Euro MTF”). Application will also be made to the London Stock Exchange plc (the “London Stock Exchange”) for the notes to be admitted to trading on the London Stock Exchange’s International Securities Market (the “ISM”) and the London Stock Exchange’s Sustainable Bond Market (the “SBM”). No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Neither the Euro MTF nor the ISM is a regulated market for the purposes of Directive 2014/65/EU on markets in financial instruments (as amended, “MiFID II”) or Regulation (EU) No 600/2014 as it forms part of United Kingdom (“UK”) domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”). The ISM is a market designated for professional investors. Securities admitted to trading on the ISM are not admitted to the Official List of the UK Financial Conduct Authority. The London Stock Exchange has not approved or verified the contents of this prospectus supplement.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors that qualify as accredited or institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational and statistical purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)	Underwriting Discount	Proceeds to Mexico, before expenses(1)
Per note	100.000%	0.170%	99.830%
Total	€2,000,000,000	€3,400,000	€1,996,600,000

(1)	Plus accrued interest, if any, from January 25, 2024 to the date of settlement, which is expected to be January 25, 2024.

The notes will be ready for delivery in book-entry form only through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”) against payment on or about January 25, 2024.

Some of the notes will be offered and sold in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S thereunder, and this prospectus supplement may be used in connection with such offers and sales.

Joint Bookrunners

BBVA            Citigroup             Deutsche Bank            HSBC            Natixis

January 18, 2024

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the corresponding prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the corresponding prospectus dated March 1, 2022, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the corresponding prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the corresponding prospectus is current only as of the dates of this prospectus supplement and the corresponding prospectus, respectively.

Mexico is furnishing this prospectus supplement and the corresponding prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the corresponding prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the corresponding prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the corresponding prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than the United States of America. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the corresponding prospectus.

In connection with the issuance of the notes, Citigroup Global Markets Limited (the “Stabilizing Manager”) (or persons acting on behalf of the Stabilizing Manager) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may cease at any time but must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or overallotment must be conducted by the Stabilizing Manager (or persons acting on behalf of any Stabilizing Manager) in accordance with all applicable laws and rules.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MIFID II PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of Banco Bilbao Vizcaya Argentaria, S.A., Deutsche Bank AG, London Branch and HSBC Continental Europe (the “EU manufacturers”) product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the EU manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the EU manufacturers’ target market assessment) and determining appropriate distribution channels.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of each of Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Limited and Deutsche Bank AG, London Branch (together, the “UK manufacturers”) product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the UK manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.”

This prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices, measures restricting exports and imports, a prevailing global inflationary environment and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners or restrictions on trade could lead to fewer exports and availability of foreign currencies to service debt. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, including portfolio investment in particular.

•

Adverse domestic factors, such as the implementation of legislation impacting foreign investment, domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health considerations, including the outbreak of pandemic or contagious disease, such as the coronavirus (“COVID-19”) pandemic.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the corresponding prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	€2,000,000,000

Issue Price	100.000%, plus accrued interest, if any, from January 25, 2024

Issue Date	January 25, 2024

Maturity Date	May 25, 2032

Specified Currency	Euro (€)

Authorized Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Form

Registered; Book-Entry.

The notes will be represented by a single global note, without interest coupons, in registered form, to be deposited on or about the issue date with a common depositary for Euroclear and Clearstream.

Interest Rate	4.4899% per annum, accruing from January 25, 2024

Interest Payment Date	Annually on May 25 of each year, commencing on May 25, 2024

Regular Record Date	Close of business on the Business Day preceding the applicable Interest Payment Date

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption

Mexico will have the right at its option, upon giving not less than 10 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to:

(a) if redeemed prior to February 25, 2032 (three months prior to the maturity date of the notes) (the “notes Par Call Date”), the principal amount thereof, plus the Make-Whole Amount (as defined herein), or

(b) if redeemed on or after the notes Par Call Date, the principal amount thereof,

plus, in each case, interest accrued but not paid on the principal amount of such notes to the date of redemption. For further information, see “Description of the Notes—Optional Redemption” in this prospectus supplement.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity date of the notes.

Use of Proceeds	Mexico intends to use the net proceeds from the sale of the notes for the general purposes of the Government of Mexico. For further information, see “Use of Proceeds.”

Eligible Sustainable Expenditures	Mexico published a framework (the “SDG Sovereign Bond Framework”) in 2020 for the issuance of bonds (“SDG Sovereign Bonds”) that is aligned with the United Nations’ SDGs (as defined below). The SDG Sovereign Bond Framework is aligned with the International Capital Market Association’s (“ICMA”) Green Bond Principles and Sustainability Bond Guidelines, each updated as of June 2021 (with June 2022 GBP’s Appendix 1), and the Social Bond Principles, updated as of June 2023. Mexico intends to allocate an amount equal to the proceeds from the sale of the notes to budgetary programs that qualify as eligible expenditures under the SDG Sovereign Bond Framework and that are included in Mexico’s federal budget for the fiscal year 2024. For further information, see “Use of Proceeds.”

Underwriters	Banco Bilbao Vizcaya Argentaria, S.A. Citigroup Global Markets Limited Deutsche Bank AG, London Branch HSBC Continental Europe Natixis Securities Americas LLC

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes. Application will also be made to the London Stock Exchange for the notes to be admitted to trading on the ISM and the SBM. Neither the Euro MTF nor the ISM is a regulated market for the purposes of MiFID II or UK MiFIR. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Luxembourg Stock Exchange Legal Entity Identifier	254900EGTWEU67VP6075

Securities Codes	ISIN: XS2754067242 Common Code: 275406724

Trustee, Principal Paying Agent, Transfer Agent, Registrar, Authenticating Agent and Exchange Rate Agent	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. Under Mexican law, Mexico is not required to make any such withholding or deduction. For further information, see “Description of the Securities—Additional Amounts” in the corresponding prospectus.

Taxation	Payments of principal or interest under the notes made to holders of such notes that are non-resident of Mexico for tax purposes will not be subject to Mexican withholding or similar taxes.

Further Issues	Mexico may from time to time, without the consent of holders of the notes, increase the size of the issue of the notes, or issue additional notes having the same terms and conditions as the notes in all respects, except for the issue date, issue price and first payment on those additional notes. Additional notes issued in this manner will be consolidated and form a single series with the previously outstanding notes. Any additional notes subsequently issued that for U.S. federal income tax purposes (i) are not issued pursuant to a “qualified reopening” of the notes, (ii) are not treated as part of the same “issue” as the notes, and (iii) have greater than a de minimis amount of original issue discount shall have a separate ISIN, common code or other identifying number from the previously outstanding notes.

Payment of Principal and Interest

Principal of and interest on the notes, except as described below, will be payable by Mexico to the Paying Agent in euros. Holders of the notes will not have the option to elect to receive payments in U.S. dollars.

If Mexico determines that euros are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euros are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agency Agreement between Mexico and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the laws of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 15 of the corresponding prospectus dated March 1, 2022.

Stabilization	In connection with the issuance of the notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

Stabilizing Manager	Citigroup Global Markets Limited.

RISK FACTORS

The following risk factors supplement the information contained under “Risk Factors” in the corresponding prospectus. You should consult your financial and legal advisors about the risks of investing in the notes and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness was downgraded in the spring of 2020 by each of the three major credit rating agencies. On July 6, 2022, S&P affirmed its BBB rating and revised its outlook to stable, on July 8, 2022, Moody’s downgraded its rating to Baa2 from Baa1 and revised its outlook to stable, and on December 7, 2023, Fitch affirmed its BBB- rating with a stable outlook.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies may also downgrade the credit ratings of Petróleos Mexicanos (PEMEX), a productive state enterprise of Mexico (empresa productiva del estado), as they have in the past, and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

Changes in the interest rate environment could adversely impact the trading price of the notes.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the notes, the price of the notes will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the notes. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

There can be no assurances that Mexico will make disbursements for projects with the specific characteristics described in the “Use of Proceeds” section in an amount equal to the proceeds from the sale of the notes.

The examples of projects provided in the “Use of Proceeds” section of this prospectus supplement and the SDG Sovereign Bond Framework are for illustrative purposes only, and no assurance can be provided that Mexico will make disbursements for projects with these specific characteristics in an amount equal to the proceeds from the sale of the notes. There can be no assurance that any projects will meet investor expectations regarding social performance. In addition, there is currently no market consensus on what precise attributes are required for a particular project or series of notes to be defined as “social” or “sustainable” and therefore no assurance can be provided to investors that selected projects will meet all investor expectations regarding social performance. Furthermore, no assurance is given that the notes will satisfy, in whole or in part, any present or future taxonomies, standards and/or other regulatory or index inclusion criteria or voluntary guidelines with which an investor or its investments may be expected to comply, including but not limited to the taxonomy established pursuant to Regulation (EU) 2020/852 of the European Parliament and of the Council of June 18, 2020 on the establishment of a framework to facilitate sustainable investment or the European Union Green Bond standard established pursuant to Regulation (EU) 2023/2631 of the European Parliament and of the Council of November 22, 2023. Adverse social impacts may occur during the design, construction and operation of the projects, or the projects may be subject to controversy or to criticism by activist groups or other stakeholders.

No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any opinion or certification of any third party (whether or not solicited by Mexico) in connection with the SDG Sovereign Bond Framework or the notes. No such opinion or certification is, nor should it be deemed to be, a recommendation by Mexico, any underwriter or any other person to buy, sell or hold any notes. For the avoidance of doubt, no such opinion or certification is, nor shall it be deemed to be, incorporated into this prospectus supplement.

Although the SDG Sovereign Bond Framework contemplates certain practices with respect to reporting and use of proceeds, any failure by Mexico to conform to these practices does not constitute or give rise to a breach or an event of default under the notes. Any failure by Mexico to use an amount equivalent to the net proceeds from the issuance of the notes as set forth in the SDG Sovereign Bond Framework, or to meet or continue to meet the investment requirements of socially focused investors with respect to the notes, or any withdrawal or modification of any third party opinion or certification, may affect the value of the notes and may have consequences for certain investors with portfolio mandates to invest in “social” or “sustainable” assets.

None of the underwriters is responsible for the ongoing monitoring of the use of the proceeds of the notes or Mexico’s expenditures, including Mexico’s budgetary expenditures to fund certain projects as provided in the “Use of Proceeds” section of this prospectus supplement.

Geopolitical developments, such as the ongoing conflicts between Russia and Ukraine and in the Middle East, could have a material adverse effect on Mexico’s economy and its ability to raise funding in the external debt markets in the future.

The Russia-Ukraine conflict contributed to the upward pressure on global prices for certain commodities, including oil and gas and grains, and affected conditions in the international capital markets. The effects of the Russia-Ukraine conflict could materially affect the prices of certain commodities critical to the performance of the Mexican economy. Further, while the full extent of the impact of the conflict in the Middle East remains to be seen as of the date of this prospectus supplement, the effects of these ongoing conflicts could result in economic uncertainty and upward inflationary pressure, and, as a result, negatively affect the performance of the Mexican economy or Mexico’s ability to raise funding in the external debt markets in the future.

The COVID-19 pandemic has adversely affected Mexico’s economy, and future outbreaks of disease or pandemics could have a material impact.

The COVID-19 pandemic, and public health measures to mitigate it, had a material adverse impact on the economy in Mexico and around the world, and future outbreaks of disease or pandemics could materially impact global economic activity in the future. Mexico experienced a decrease in GDP, as well as adverse effects on employment, foreign investment and international trade, among other areas, which adversely affected its GDP, the balance of payments, international reserves and public finance. In addition, interest rates and world prices for oil and gas have been volatile, which affected the Mexican economy and the financial condition of PEMEX, as well as caused supply chain disruptions, leading to rising inflation. For further information, see Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2022, filed on June 23, 2023. The nature and magnitude of future pandemics may have a material and adverse impact on Mexico.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately €1,996,300,000, after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €300,000. Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

Eligible Sustainable Expenditures

In February 2020, Mexico published the SDG Sovereign Bond Framework for the issuance of SDG Sovereign Bonds as part of its commitment to implementing the United Nations Sustainable Development Goals set by the United Nations General Assembly in 2015 for the year 2030 (the “SDGs”). The SDG Sovereign Bond Framework is aligned with the ICMA’s Green Bond Principles and Sustainability Bond Guidelines, each updated as of June 2021 (with June 2022 GBP’s Appendix 1), and the Social Bond Principles updated as of June 2023. Mexico intends to allocate an amount equal to the proceeds from the sale of the notes to budgetary programs that qualify as eligible expenditures under the SDG Sovereign Bond Framework (referred to below as eligible SDG expenditures) and that are included in Mexico’s Presupuesto de Egresos de la Federación (the “Federal Expenditure Budget” or “PEF”) for the fiscal year 2024.

Eligible SDG expenditures are aligned with certain SDGs, as set forth in the SDG Sovereign Bond Framework. The eligible SDG expenditures for this transaction, as provided in the 2024 PEF, may include tax expenditures (subsidies and tax exemptions), operational expenditures, investments in real assets, maintenance costs for public infrastructure, intangible assets and capital transfers to public or private entities, in one or more of the following categories, among others: health care, employment, education, sustainable infrastructure and rural development, agriculture, management of water and sanitation, environmental protection and sustainable energy. Under the SDG Sovereign Bond Framework, social budgetary programs that qualify as eligible SDG expenditures target end-beneficiaries in vulnerable population groups, including those in extreme poverty, the indigenous population, the elderly and children.

Pursuant to the SDG Sovereign Bond Framework, Mexico has established a policy to publish: (i) annual allocation reports providing a description of the eligible SDG expenditures undertaken and the amount of budgetary resources allocated to each eligible SDG expenditure until the amount of budgetary resources expended on eligible SDG expenditures equals the total amount of net proceeds from SDG Sovereign Bonds and (ii) an annual impact report on the expected social and environmental benefits, as applicable, of the selected eligible SDG expenditures for as long as any SDG Sovereign Bond is outstanding. This reporting policy is not a contractual obligation of Mexico, and Mexico may decide to change its reporting policy or not comply with the policy at any time. If Mexico does provide such reports, they will be published on a designated page of the Secretaría de Hacienda y Crédito Público’s website.

The SDG Sovereign Bond Framework and any practices contemplated thereunder are not incorporated into this prospectus supplement or the terms of the notes. They do not establish enforceable contractual obligations of Mexico.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, as amended by a first supplemental indenture, dated January 24, 2022, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes, the indenture and the first supplemental indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the corresponding prospectus, the indenture, the first supplemental indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the notes

The notes will:

•	be issued on or about January 25, 2024 in an aggregate principal amount of €2,000,000,000;

•	mature on May 25, 2032;

•

bear interest at a rate of 4.4899% per year, commencing on January 25, 2024 and ending on the maturity date. Interest on the notes will be payable annually on May 25 of each year, commencing on May 25, 2024;

•	pay interest to the persons in whose names the notes in the form of global securities are registered at the close of business on the business day preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be registered in the name of a common depositary for the Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, or Clearstream;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption”;

•	not be repayable at the option of the holder before maturity;

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes; and

•	be redeemed at par at maturity.

Optional Redemption

Mexico will have the right at its option, upon giving not less than 10 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to:

(a) if redeemed prior to February 25, 2032 (three months prior to the maturity date of the notes) (the “notes Par Call Date”), the principal amount thereof, plus the Make-Whole Amount (as defined below), or

(b) if redeemed on or after the notes Par Call Date, the principal amount thereof,

plus, in each case interest accrued but not paid on the principal amount of such notes to the date of redemption.

“Make-Whole Amount” for this purpose means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date (assuming the notes matured on the notes Par Call Date) on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined below) plus 35 basis points over (ii) the principal amount of such notes.

“Benchmark Rate” for this purpose means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Benchmark Issue (as defined below), assuming a price for the Comparable Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Benchmark Price (as defined below) for such redemption date.

“Comparable Benchmark Issue” for this purpose means the Bundesanleihe security or securities (“Bund”) of the German Government selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” for this purpose means one of the Reference Dealers (as defined below) appointed by Mexico.

“Comparable Benchmark Price” for this purpose means, with respect to any redemption date, (i) the average of the Reference Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Dealer Quotations, the average of all such quotations.

“Reference Dealer” for this purpose means each of Banco Bilbao Vizcaya Argentaria, S.A. Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, HSBC Continental Europe and Natixis Securities Americas LLC or their affiliates which are dealers of Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; provided that if any of the foregoing shall cease to be a dealer of Bund of the German Government, Mexico will substitute therefor another dealer of Bund of the German Government.

“Reference Dealer Quotation” for this purpose means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and ask prices for the Comparable Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., Frankfurt, Germany time on the third business day preceding such redemption date.

TAXATION

United States Federal Taxation

For a summary of the U.S. federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—United States Federal Taxation” in the corresponding prospectus.

Mexican Taxation

For a summary of the Mexican federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—Mexican Taxation” in the corresponding prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2022 (the 2022 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2022 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

On June 6, 2023, the Mexican Constitution was amended to lower the minimum age requirements to hold public office as a federal deputy and a Minister of State, from 21 to 18 and from 30 to 25 years old, respectively.

Mexico’s presidential and other federal elections will take place in June 2024. Pursuant to the constitutional reform of February 10, 2014, the next presidential term will begin on October 1, 2024 instead of December 1, 2024.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	58	45.3	201	40.2
National Action Party	19	14.8	113	22.6
Institutional Revolutionary Party	10	7.8	70	14.0
Citizen Movement Party	13	10.2	28	5.6
Ecological Green Party of Mexico	8	6.3	40	8.0
Labor Party	6	4.7	33	6.6
Social Encounter Party	4	3.1	0	0.0
Democratic Revolution Party	3	2.3	15	3.0
Unaffiliated	7	5.5	0	0.0
Total	128	100%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of December 29, 2023.

Source: Senate and Chamber of Deputies.

Civil and Regulatory Procedures

On June 7, 2023, the Código Nacional de Procedimientos Civiles y Familiares (National Code of Civil and Family Procedures) was published in the Official Gazette. The National Code of Civil and Family Procedures repealed the Código Federal de Procedimientos Civiles (Federal Code of Civil Procedures), and established alternative dispute resolution mechanisms for civil and family matters, as well as additional evidentiary standards relating to information stored in blockchain.

Internal Security

On October 13, 2023, Mexico and the United States issued a joint statement on the progress made under the Bicentennial Framework, including new plans, programs and actions to prevent transnational crime and prosecute criminal networks. The joint statement also detailed goals for 2024, including, among other things: (1) investing in public health, drug treatment and recovery programs, (2) investigating and prosecuting the production and use of synthetic drugs, (3) expanding evidence-based crime prevention models, including civil justice and community policing, (4) ensuring legal and safer migration, and (5) dismantling criminal organizations engaged in human trafficking and smuggling.

Anti-Corruption

On May 7, 2023, the Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data, or INAI) assumed the presidency of the Red para la Integridad (Integrity Network) for the 2023-2025 period. The Integrity Network is an international forum that brings together 19 authorities from four different continents with the goal of sharing best practices and mechanisms to promote integrity and combat corruption in the public sector.

On July 11, 2023, new guidelines to regulate accountability procedures for public institutions and public servants of the Secretaría de la Función Pública (Federal Public Administration) were published in the Official Gazette.

Foreign Affairs, International Organizations and International Economic Cooperation

On September 14, 2023, the German government agreed to allocate €280.5 million for sustainable development projects, as well as technical and financial cooperation with Mexico, aimed at further developing Mexico’s strategic sectors such as climate change mitigation and adaptation, sustainable urban development, biodiversity conservation and local, national and regional governance.

On September 29, 2023, the third annual meeting of the U.S.-Mexico High Level Economic Dialogue (HLED) was held to review the joint achievements from the mid-term review of the HLED in April 2023. The meeting highlighted actions taken by the U.S. Environmental Protection Agency and the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or SEMARNAT) to jointly promote the use of innovative environmental technologies.

Environment

On May 22, 2023, the Food and Agriculture Organization of the United Nations (FAO) recognized the Peninsular Mayan Milpa in the states of Yucatán, Campeche and Quintana Roo as Mexico’s second Globally Important Agricultural Heritage System (GIAHS), following the FAO’s recognition of the Sistema de Chinampas of Mexico City as a GIHAS in 2017.

On August 20, 2023, Mexico was elected president of the Network of National Forest Inventories of Latin America and the Caribbean (NFI-LAC) for the 2023-2025 term. The NFI-LAC seeks to improve data gathering in national forests and decision-making processes aimed at promoting sustainable forest development in the region.

THE ECONOMY

General

In the third quarter of 2023, economic activity in Mexico continued to expand and grow as compared to the first two quarters of the year, reflecting the upward performance of the three major sectors of economic activity, in particular industrial production.

During the third quarter of 2023, Mexico’s labor market continued to perform well; national and urban unemployment rates remained at the lowest levels recorded since the National Occupation and Employment Survey (ENOE) began in 2005, while the labor participation rate increased 0.3 percentage points during the quarter.

On September 6, 2023, the Secretaría de Energía (Ministry of Energy, or SENER) began construction of a catalyst plant with an estimated production capacity of 890 tons of oil per year. This project aims to save Petróleos Mexicanos (PEMEX) approximately Ps. 80 million per year, which is the approximate amount it currently spends to import catalyst products from foreign companies.

Gross Domestic Product

According to preliminary figures, Mexico’s real GDP increased by 3.3% during the third quarter of 2023 as compared to the third quarter of 2022, reflecting greater external demand and higher domestic spending. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2022 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2022(3)		2023(3)
GDP	Ps.	24,313.8	Ps.	25,118.2
Add: Imports of goods and services		11,430.6		11,604.0

Total supply of goods and services		35,744.4		36,722.2
Less: Exports of goods and services		10,678.9		9,423.7

Total goods and services available for domestic expenditure	Ps.	25,065.5	Ps.	27,298.5
Allocation of total goods and services:
Private consumption		16,864.6		17,589.8
Public consumption		2,657.6		2,717.1

Total consumption		19,522.2		20,306.8

Total gross fixed investment		5,129.5		6,427.3

Changes in inventory		46.1		60.5

Total domestic expenditures	Ps.	24,697.8	Ps.	26,794.6

Errors and Omissions		367.7		503.9

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	Third quarter
	2022(1)	2023(1)
GDP	100.0%	100.0%
Add: Imports of goods and services	47.0	46.2

Total supply of goods and services	147.0	146.2
Less: Exports of goods and services	43.9	37.5

Total goods and services available for domestic expenditures	103.1%	108.7%
Allocation of total goods and services:
Private consumption	69.4%	70.0%
Public consumption	10.9	10.8

Total consumption	80.3	80.8
Total gross fixed investment	21.1	25.6
Changes in inventory	0.2	0.2

Total domestic expenditures	101.6%	106.7%

Errors and Omissions	1.5%	2.0%

Note: Percentages may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2022(3)		2023(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	728.0	Ps.	769.5
Secondary Activities:
Mining		973.8		976.7
Utilities		347.3		366.7
Construction		1,279.0		1,590.6
Manufacturing		5,279.9		5,288.2
Tertiary Activities:
Wholesale and retail trade		4,702.9		4,883.8
Transportation and warehousing		1,799.1		1,842.5
Information		436.1		479.1
Finance and insurance		919.6		929.7
Real estate, rental and leasing		2,260.3		2,296.3
Professional, scientific and technical services		453.5		476.3
Management of companies and enterprises		160.1		163.4
Support for business		254.6		245.0
Education services		863.8		879.0
Health care and social assistance		587.5		594.9
Arts, entertainment and recreation		115.5		110.7
Accommodation and food services		562.3		578.9
Other services (except public administration)		439.5		449.6
Public administration		816.2		823.8

Gross value added at basic values		22,979.1		23,744.9
Taxes on products, net of subsidies		1,334.8		1,373.3

GDP	Ps.	24,313.8	Ps.	25,118.2

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2022(2)	2023(2)
GDP (real pesos)	5.0%	3.3%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	1.0	5.7
Secondary Activities:
Mining	3.8	3.0
Utilities	1.1	5.6
Construction	(0.6)	24.4
Manufacturing	7.8	0.2
Tertiary Activities:
Wholesale and retail trade	7.5	3.8
Transportation and warehousing	14.2	2.4
Information	10.1	9.9
Finance and insurance	5.1	1.1
Real estate, rental and leasing	1.4	1.6
Professional, scientific and technical services	4.2	5.0
Management of companies and enterprises	3.1	2.1
Administrative support, waste management and remediation services	(43.2)	(3.8)
Education services	2.3	1.8
Health care and social assistance	(2.2)	1.3
Arts, entertainment and recreation	28.7	(4.2)
Accommodation and food services	16.7	3.0
Other services (except public administration)	3.5	2.3
Public administration	2.4	0.9

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 2.9% as of September 30, 2023, a 0.1 percentage point increase from the rate as of December 31, 2022. As of September 30, 2023, the economically active population in Mexico (fifteen years of age and older) was 61.0 million. As of January 1, 2024, the minimum wages were Ps. 374.89 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 248.93 per day for the rest of Mexico, an increase of 20% for each zone, respectively, from the applicable minimum wages in effect from January 1, 2024 to December 31, 2024. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2022 Form 18-K.

The International Labor Organization’s Protocol of 2014 of the Forced Labour Convention, 1930, which aims to eradicate forced labor, was ratified by Mexico on June 11, 2023.

On June 16, 2023, the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS) reported that 59,313 people were enrolled in the domestic workers program established by the Federal Labor Law and Social Security Law amendments in April 2019.

Principal Sectors of the Economy

On August 15, 2023, the Secretaría de Economía (Ministry of Economy) amended the General Law relating to import and export taxes to strengthen domestic industry and producers by temporarily increasing tariffs on imports from countries with whom Mexico does not have a trade agreement.

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2018 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2022(2)			2023(2)
Food	Ps.	979.5	1.9%	Ps.	966.0	(1.4)%
Beverage and tobacco products		286.1	6.5		267.8	(6.4)
Textile mills		30.0	(3.1)		27.3	(8.9)
Textile product mills		16.1	(6.5)		15.7	(2.2)
Apparel		61.8	5.5		56.0	(9.4)
Leather and allied products		28.3	6.1		27.6	(2.3)
Wood products		37.8	(10.5)		34.6	(8.5)
Paper		109.5	2.1		101.2	(7.6)
Printing and related support activities		27.4	9.4		27.0	(1.3)
Petroleum and coal products		205.8	15.3		202.9	(1.4)
Chemicals		351.1	(1.5)		340.2	(3.1)
Plastics and rubber products		179.4	7.0		168.5	(6.0)
Nonmetallic mineral products		170.1	2.9		163.6	(3.8)
Primary metals		253.8	0.6		262.4	3.4
Fabricated metal products		202.3	7.6		216.2	6.9
Machinery		216.4	3.3		213.9	(1.1)
Computers and electronic products		509.2	18.5		500.4	(1.7)
Electrical equipment, appliances and components		203.7	1.6		206.1	1.2
Transportation equipment		1,210.9	19.4		1,293.0	6.8
Furniture and related products		57.3	(5.2)		51.6	(10.0)
Miscellaneous		143.6	3.4		146.1	1.7

Total expansion/contraction	Ps.	5,279.0	7.8%	Ps.	5,288.2	0.2%

(1)	Constant pesos with purchasing power as of December 31, 2018. Percent change reflects differential in constant 2018 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On March 2, 2023, PEMEX created a Sustainability Committee of its board of directors to propose and recommend guidelines, general policies, standards and best practices in environmental, social and governance (ESG) matters.

On May 3, 2023, crude oil production of PEMEX reached 1.87 million barrels per day and the crude oil process in the Sistema Nacional de Refinación (National Refining System, or SNR) averaged 835 thousand barrels per day. This resulted in processing an additional of 264 thousand barrels of crude oil per day at the Deer Park Refinery, bringing the total processing in PEMEX facilities to 1.1 million barrels per day.

On August 29, 2023, PEMEX announced a 40% non-operating partnership with the Australian oil company Woodside Energy for the development of the Trión field, which was approved by the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission, or CNH). This development is expected to produce approximately 478.7 million barrels of oil and involve U.S.$7.2 billion in investments. The production of hydrocarbons is expected to begin in 2028.

On October 27, 2023, PEMEX announced that from July to September 2023, the production of liquid hydrocarbons without external partners averaged 1,850 thousand barrels per day and the average as of September 30, 2023 was 1,861 thousand barrels per day. As of September 30, 2023, PEMEX had an accumulated net income of Ps. 3.03 billion and an accumulated debt of U.S.$105.84 billion. As of September 30, 2023, PEMEX had reduced its total debt balance by approximately U.S.$23 billion since December 1, 2018, a reduction of approximately 18.1%.

On December 29, 2023, an executive decree designating the supply of hydrogen from the U-3400 hydrogen plant in PEMEX’s Miguel Hidalgo refinery in Tula de Allende to be in the public interest was published in the Official Gazette. Pursuant to the decree, Pemex Transformación Industrial, a PEMEX subsidiary, will take charge of the plant’s operations and be responsible for the compensation to be paid to the plant’s former operators in connection with the public interest declaration and as required by applicable law.

Electric Power

On June 12, 2023, the Government executed an agreement for the purchase from Iberdrola of thirteen power plants (including renewable energy plants), located across seven Mexican states, for approximately U.S.$6 billion. This transaction was entered into by a national investment vehicle with majority participation of the Fondo Nacional de Infraestructura (FONADIN), and covers 8,500 MW of energy generation, increasing the State’s participation in the electricity market from 39.6% to 55.5%.

On June 28, 2023, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) and Agence Française de Développement (AFD) announced a 20-year, U.S.$98.7 million credit agreement for the financing of renewable energy investment projects, which will be used in the first phase of the Puerto Peñasco Photovoltaic Power Plant.

On June 30, 2023, CFE entered into a loan guaranteed by the Multilateral Investment Guarantee Agency of the World Bank Group for U.S.$333.6 million with a 15-year term, including a five-year grace period and a 10-year amortization period, to finance the rehabilitation and modernization of seven hydroelectric plants in the states of Michoacán, Guerrero, Hidalgo, Sinaloa, Puebla and Chiapas. The investments aim to increase total generation capacity by 113 megawatts, improve efficiency by an average of 6.0% and increase electricity generation by 1,426 GWh per year.

On July 3, 2023, CFE conducted its second ESG issuance of certificates (CEBURES) in the Mexican Stock Exchange for Ps. 10 billion. The issuance consisted of a new sustainable series with a 1.5 year maturity and a variable interest rate, the reopening of a social series with a 7.4 year maturity and a nominal fixed interest rate, and the reopening of a green series with a 9.7 year maturity and a real fixed interest rate in investment units.

On September 26, 2023, CFE completed its second liability management transaction in the international financial markets for U.S.$877.5 million, which resulted in the repurchasing of all bonds below par and a capital savings of U.S.$20.5 million.

On December 5, 2023, CFE conducted its third ESG issuance of CEBURES in the Mexican Stock Exchange for Ps. 10 billion. The issuance consisted of three series with the following terms: (i) 3 year maturity and a variable interest rate, (ii) 6.3 year maturity and a nominal fixed interest rate, and (iii) 12 year maturity and a real fixed interest rate.

Tourism

On May 21, 2023, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) reported that in 2022 Mexico ranked ninth place worldwide with respect to foreign exchange earnings from international visitors.

On November 13, 2023, SECTUR reported that from January to September 2023, 30.9 million international tourists visited Mexico, which amounted to U.S.$21.3 billion in foreign exchange income, representing an increase of 10.4% and 12.1%, respectively, as compared to the same period in 2022.

On November 20, 2023, SECTUR announced that from January to September 2023, foreign direct investment in tourism reached U.S.$2.28 billion, or 6.9% of national foreign direct investment.

On December 10, 2023, SECTUR reported that in the third quarter of 2023, the number of employees in the tourism sector reached 4.77 million, an increase of 1.1% (or 51,231 additional workers) as compared to the previous quarter, and an increase of 6.2% as compared to the first quarter of 2020.

Transportation

Highways

On September 21, 2023, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) announced an investment of Ps. 75.93 billion to build 3,537 km of roads in Oaxaca, aiming to reverse socio-economic imbalances within the region.

Seaports

On September 6, 2023, the Government of Mexico, the United Nations Office on Drugs and Crime (UNODC) and the U.S. Embassy launched the Container Control Programme (CCP) in the port of Manzanillo, a joint initiative with the World Customs Organization (WCO), which aims to promote legal trade and minimize the use of containers for the trafficking of drugs, precursor chemicals, weapons, wildlife, and counterfeit goods. The CCP is expected to begin in the port of Manzanillo and expand to include four additional ports: Ensenada and Lázaro Cárdenas on the Pacific coast, and Altamira and Veracruz on the Atlantic coast.

Aviation

On August 8, 2023, Grupo Aeroportuario de la Ciudad de México, Servicios Aeroportuarios de la Ciudad de México and Aeropuerto Internacional de la Ciudad de México were determined to be part of the security sector of the Government, under the jurisdiction of the Secretaría de Marina (Ministry of the Navy).

On September 14, 2023, Mexico returned to Category 1 in international aviation safety standards, which is expected to contribute to Mexico’s economic development by boosting air cargo transportation, as well as strengthen international trade, logistics and the aerospace industry.

On October 16, 2023, Mexico and the United States held a working meeting on aviation and transportation in Washington, D.C. to discuss (i) progress on the Category 1 maintenance plan, (ii) the Mexico City International Airport (AICM) dedicated cargo decree, which mandates the migration of all cargo operations from AICM to the Felipe Angeles International Airport (AIFA), and (iii) implementation of best practices in transportation. With respect to the AICM dedicated cargo decree, Mexico reported that 21 cargo companies are currently operating at AIFA and have received all necessary technical assistance to meet the decree’s deadlines.

On December 26, 2023, Mexicana de Aviación, a majority state-owned enterprise, commenced operations with a flight between the Felipe Ángeles International Airport (NLU) and the Tulum International Airport (TQO).

Railways

In July 2023, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) announced an investment of Ps. 145.9 billion for the construction and renovation of 209 kilometers of four passenger transportation systems: the Tren Interurbano (Interurban Train); the Lechería Branch Suburban Train (servicing the Felipe Ángeles International Airport); the Chalco-Santa Martha Trolleybus; and the extension of Line 12 of the Mixcoac-Observatorio Metro. The investment will also be used for the ongoing construction of 2,500 kilometers of railways in southeast Mexico.

On September 15, 2023, the Ministry of Infrastructure, Communications and Transportation announced the inauguration of “El Insurgente,” the Interurban Train, consisting of four stations that will benefit half a million residents.

On November 20, 2023, a decree establishing public rail transport service for passengers within the Mexican Railway System as a primary focus area for national development was published in the Official Gazette.

On December 15, 2023, the Tren Maya (Mayan Train) began operations from Campeche to Cancún.

On December 22, 2023, the Tren Interoceánico (Interoceanic Train) began operations from Coatzacoalcos, Veracruz to Salina Cruz, Oaxaca.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2022 Form 18-K.

Table No. 7 – Money Supply

	At September 30,
	2022(1)		2023(1)

	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	2,289,234	Ps.	2,485,748
Checking deposits
In domestic currency		2,128,745		2,299,961
In foreign currency		667,630		590,560
Interest-bearing peso deposits		1,321,096		1,440,483
Savings and loan deposits		29,809		33,950

Total M1	Ps.	6,436,513	Ps.	6,850,702

M4	Ps.	15,728,664	Ps.	17,168,495

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the third quarter of 2023 was 4.5%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 3.4 percentage points lower than the 7.8% consumer inflation for 2022 and 2.9 percentage points lower than the 7.4% consumer inflation for 2021. This trend was the result of a decline in goods inflation.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 5.8% at the end of the third quarter of 2023, lower than core inflation of 8.3% for 2022.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(4)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2020	3.2	4.1	4.8;(6) 20.0	(7)
2021	7.4	9.3	15.0;(6) 15.0	(7)
2022	7.8	5.3	22.0;(6) 22.0	(7)
2023:
January	7.9	5.6	20.0;(6) 20.0	(7)
February	7.6	4.6	—
March	6.9	3.8	—
April	6.3	3.1	—
May	5.8	2.1	—
June	5.1	1.1	—
July	4.8	0.7	—
August	4.6	0.9	—
September	4.5	1.1	—
October	4.3	1.6	—
November	4.3	1.7	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for August to November 2023.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.8	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January	10.6	10.9	7.4	10.8	10.9
February	10.9	11.3	7.6	11.1	11.3
March	11.2	11.6	7.9	11.3	11.5
April	11.3	11.5	8.1	11.5	11.6
May	11.3	11.5	8.2	11.5	11.6
June	11.2	11.3	8.3	11.5	11.5
July	11.2	11.3	8.3	11.5	11.5
August	11.2	11.3	8.4	11.5	11.5
September	11.1	11.4	8.5	11.5	11.5
October	11.1	11.4	8.5	11.5	11.5
November	10.9	11.4	8.5	11.5	11.5
December	11.2	11.3	8.7	11.5	11.5

Source: Banco de México.

During the first nine months of 2023, interest rates on 28-day Cetes averaged 11.1%, as compared to 7.1% during the same period of 2022. Interest rates on 91-day Cetes averaged 11.4%, as compared to 7.6% during the same period of 2022.

On December 29, 2023, the 28-day Cetes rate was 11.3% and the 91-day Cetes rate was 11.3%.

On May 18, 2023, June 22, 2023, August 10, 2023, September 28, 2023 and November 9, 2023, Banco de México held its third, fourth, fifth, sixth and seventh monetary policy meetings of 2023, respectively, and maintained the Tasa de Fondeo Bancario (overnight interbank funding rate) at 11.25% on each occasion. The decisions took into account the challenging monetary policy outlook marked by the tightening of global financial conditions, the potential effects of increasing geopolitical tensions, the easing but persistent inflationary pressures worldwide, the monetary policy decisions of major central banks and the possibility of further inflationary shocks.

Banco de México maintained the overnight interbank funding rate at 11.25% at its meeting on December 14, 2023. That decision took into account the challenging monetary policy outlook marked by the tightening of global financial conditions, the potential effects of increasing geopolitical tensions, the easing but persistent inflationary pressures worldwide, the monetary policy decisions of major central banks and the possibility of further inflationary shocks. Therefore, as of December 31, 2023, the overnight interbank funding rate stood at 11.25%, unchanged compared to the level as of March 30, 2023.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022	19.4715	20.1193
2023:
January	18.7937	18.9863
February	18.3448	15.5986
March	18.0415	18.3749
April	17.9975	18.0855
May	17.7418	17.7373
June	17.1358	17.2412
July	16.7303	16.9049
August	16.9170	16.9766
September	17.4127	17.3077
October	18.0368	18.0823
November	17.3730	17.3767
December	16.9190	17.1860

Source: Banco de México.

On August 31, 2023, the Comisión de Cambios (Foreign Exchange Commission) announced changes to the foreign exchange hedging program as of September 2023, including (i) the renewal of maturities of foreign exchange hedges for 50% of the amount outstanding and (ii) the reduction to a one month term, on the renewal date, of those exchange hedges with a six month term. Exchange hedges with original terms of nine and twelve months will be allowed to mature in their entirety on their respective maturity date. The foreign exchange swap hedging program in local currency will remain available for the current amount of U.S.$30 billion.

On December 29, 2023, the peso/U.S. dollar exchange rate closed at Ps. 16.9190 = U.S.$1.00, a 13.1% appreciation in dollar terms as compared to the rate on December 31, 2022. The peso/U.S. dollar buying exchange rate published by Banco de México on December 29, 2023 (which took effect on the second business day thereafter) was Ps. 16.9220 = U.S.$1.00.

Banking System

At the end of September 2023, the total assets of the banking sector were Ps. 13,326 billion, which represented a real annual increase of 2.0% as compared to the end of September 2022. At the end of September 2023, the current loan portfolio of the banking sector had a balance of Ps. 6,658.3 billion, a real annual increase of 5.9% as compared to the end of September 2022. Finally, the banking sector’s net result was Ps. 205.4 billion at the end of September 2023, 12.3% higher in real terms as compared to the end of September 2022.

On September 18, 2023, the Ministry of Finance and Public Credit announced the Estrategia de Movilización de Financiamiento Sostenible (Sustainable Finance Mobilization Strategy, or EMFS), aiming to mobilize and redirect financing to projects that positively impact the environment and society, as well as to monitor compliance, follow-up and evaluation of objectives and targets under the strategy.

Banking Supervision and Support

On June 9, 2023, the Comisión Nacional Bancaria y de Valores (CNBV) announced four key areas that it intends to focus on in order to transition toward a sustainable financial system: (1) active involvement in international groups, (2) inter-institutional coordination, (3) ESG self-diagnosis instruments, and (4) information transparency through strengthening regulatory systems.

At the end of September 2023, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 19.3%, as compared to 18.8% at the end of September 2022 and 19.0% at the end of December 2022. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2022 Form 18-K.

At the end of September 2023, all multiple banking institutions fell under the first “early warning” category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the CNBV were required as of that date.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

On October 29, 2023, the Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Commission, or CNSF) announced that the Retirement Savings System (SAR) has assets of more than Ps. 5.5 billion.

Financial Technology

From August 28 to August 30, 2023, the Secretaría de Hacienda y Crédito Público (Ministry of Finance, or SHCP), along with the National Banking and Securities Commission (CNBV) and Banco de México, held the first Fintech Week in Mexico. The event centered around innovation, sustainability, inclusion and education in the digital financial services ecosystem, including panels on technologies applied to insurance and regional experiences in digital payments.

Securities Markets

The Securities Market Law and Investment Funds Law were amended on December 28, 2023 to, respectively, (i) improve small and medium-sized companies’ access to the securities market by simplifying procedures and reducing time and costs, and (ii) recognize and regulate hedge funds.

On December 29, 2023, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 57,386.3 points, representing an 18.4% increase from the level at December 30, 2022.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First nine months
	2022(1)		2023(1)

	(in millions of U.S. dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	30,876.0	U.S.$	24,980.1
Crude oil		25,066.7		20,569.9
Other		5,809.3		4,410.2
Non-oil products		399,054.0		416,556.9
Agricultural		15,820.4		16,375.4
Mining		6,675.7		7,119.9
Manufactured goods(2)		376,557.8		393,061.6

Total merchandise exports		429,930.0		441,537.0

Merchandise imports (f.o.b.)
Consumer goods		61,270.6		65,224.6
Intermediate goods(2)		359,333.4		343,661.4
Capital goods		34,976.9		42,734.5

Total merchandise imports		455,581.0		451,620.5

Trade balance	U.S.$	(25,651.0)	U.S.$	(10,083.5)

Average price of Mexican oil mix(3)	U.S.$	93.6	U.S.$	69.7

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

At the second USMCA Labor Council held on June 29, 2023, the United States, Mexico and Canada reaffirmed their adherence to the labor commitments established in the USMCA, the protection of internationally recognized labor rights within their respective domestic legal frameworks, and the promotion of trade of goods produced in conformity with the USMCA Labor Chapter.

On July 2, 2023, Mexico ratified a convention signed by the parties to the Pacific Alliance Framework Agreement, which establishes a standard tax treatment for interest and capital gains derived from the sale of shares through any stock exchange of the Latin American Integrated Market and aims to encourage the participation of institutional investors in the capital markets of Pacific Alliance member countries. The convention became effective on January 1, 2024.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First nine months

	2022(1)		2023(1)

	(in millions of U.S. dollars)
Current account(2)	U.S.$	(20,628.8)	U.S.$	(13,862.4)
Credits		521,328.1		544,722.8
Merchandise exports (f.o.b.)		430,291.2		441,966.1
Non-factor services		34,667.2		38,546.1
Transport		4,668.6		4,740.3
Tourism		20,483.2		22,908.3
Insurance and pensions		2,817.6		3,159.4
Financial services		507.6		505.1
Others		6,190.2		7,233.0
Primary income		12,809.7		16,511.7
Secondary income		43,560.1		47,698.9
Debits		541,957.0		558,585.2
Merchandise imports (f.o.b.)		456,097.5		452,089.0
Non-factor services		46,373.3		53,280.7
Transport		19,735.6		21,462.7
Tourism		4,880.0		6,579.0
Insurance and pensions		5,704.4		6,725.2
Financial services		2,153.5		3,054.8
Others		13,899.8		15,459.0
Primary income		38,611.5		52,241.1
Secondary income		874.7		974.4
Capital account		(64.5)		38.7
Credit		191.6		343.8
Debit		256.1		305.1
Financial account		(19,080.1)		(8,904.3)
Direct investment		(23,618.4)		(27,867.5)
Portfolio investment		8,768.9		9,848.9
Financial derivatives		1,956.5		5,498.2
Other investment		(7,363.0)		(3,433.2)
Reserve assets		1,176.0		7,049.3
International reserves		(5,609.3)		8,482.6
Valuation adjustment		(6,785.4)		1,433.3
Errors and omissions		1,613.3		4,919.4

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the third quarter of 2023, Mexico’s current account registered a surplus of U.S.$2.6 billion, or 0.6% of GDP, compared to a deficit of U.S.$6.4 billion, or 1.7% of GDP, in the third quarter of 2022. The increase in the current account balance was mainly due to a significant decline in the oil balance deficit and, to a lesser extent, higher remittances and a slight increase in the non-oil trade balance.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2020(4)	195.7	199.1
2021(4)	202.4	207.7
2022(4)	199.1	201.1
2023(4):
January	201.0	205.8
February	200.1	204.3
March	202.3	206.2
April	203.1	207.6
May	202.5	207.1
June	203.2	210.3
July	204.1	210.5
August	203.7	209.6
September	203.8	209.5
October	204.2	208.5
November	206.3	209.7

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Investment in Mexico

On November 8, 2023, the Ministry of Economy reported that, during the first three quarters of 2023, foreign direct investment amounted to U.S.$32.9 billion, an increase of 30% as compared to U.S.$25.3 billion in the first three quarters of 2022.

PUBLIC FINANCE

General

At the end of the third quarter of 2023, public balance sheets remained in line with the targets set out in the 2023 Economic Package. Although external factors such as the appreciation of the peso against the U.S. dollar, the decrease in the international price of hydrocarbons, and the persistence of restrictive financial conditions resulted in lower revenues and a higher financial cost; these results were offset by greater tax collections and fiscally responsible public spending, focused on social welfare and economic growth projects.

Fiscal policy

The Budget

On November 13 and 25, 2023, the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2024 (Federal Revenue Law, or the 2024 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2024 (Federal Expenditure Budget for 2024, or the 2024 Expenditure Budget) were published in the Official Gazette, respectively.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2023 Expenditure Budget

(In Billions of Pesos)

	Actual
	2022(1)	First nine months of 2022(1)	First nine months of 2023(1)	2023 Budget(2)
Health	Ps. 184.1	Ps. 104.4	Ps. 81.9	Ps. 209.6
Education	382.1	245.5	292.8	402.3
Housing and community development	17.1	13.3	15.8	15.3
Government debt service	669.8	438.2	608.9	840.9
CFE and PEMEX debt service	145.5	123.3	149.3	183.9
PEMEX debt service	132.4	111.2	96.2	148.1
CFE debt service	13.1	12.1	53.1	35.8

(1)	Preliminary figures.
(2)

2023 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2023 Budget.

Table No. 15 – Budgetary Results; 2023 and 2024 Budget Assumptions and Targets

	Actual
	2022(1)	First nine months of 2022(1)	First nine months of 2023(1)	2023 Budget(2)	2024 Budget(2)
Real GDP growth (%)(3)	3.9%	3.8%	3.4%	1.2—3.0%	2.5—3.5%
Increase in the national consumer price index (%)(3)	7.8%	8.7%	4.5%	3.2%	3.8%
Average export price of Mexican oil mix (U.S.$/barrel)(4)	89.09	93.64	75.09	68.7	56.7
Average exchange rate (Ps./$1.00)	20.1	20.3	17.8	20.6	17.6
Average rate on 28-day Cetes (%)	7.7%	7.1%	11.1%	8.5%	9.5%
Public sector balance as % of GDP(5)	(3.2)%	(1.2)%	(2.1)%	(3.5)%	(4.9)%
Primary balance as % of GDP(5)	(0.4)%	0.7%	0.4%	(0.2)%	(1.2)%
Current account balance as % of GDP	(1.3)%	(2.0)%	(1.2)%	(1.2)%	(0.7)%

(1)	Preliminary figures.
(2)

2023 and 2024 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2023 and 2024, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 and 2024 economic results.

(3)	Figures represent year-over-year change for or as of the end of the third quarter of 2023 and the third quarter of 2022.
(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2023 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2023 Budget.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2022 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The 2024 Revenue Law established a 30% profit-sharing duty applicable to assignees of hydrocarbons exploration and extraction rights for 2024, a rate 10 percentage points less than 2023.

On December 15, 2023, the Ministry of Finance and Public Credit published the Plan Anual de Financiamiento 2024 (Annual Financing Plan 2024, or PAF), which detailed the Government’s objectives to promote transparency and communication with the public, rating agencies and investors with respect to public indebtedness.

The following table presents the composition of public sector budgetary revenues for the first nine months of 2022 and 2023 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2023 Budget.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2022(2)	First nine months of 2023(2)	2023 Budget(3)
Budgetary revenues	4,887.5	5,195.4	7,123.5
Federal Government	3,596.1	3,848.4	5,348.7
Taxes	2,902.4	3,351.3	4,623.6
Income tax	1,753.1	1,922.8	2,512.1
Value-added tax	944.2	953.1	1,419.5
Excise taxes	60.4	328.4	486.2
Import duties	70.1	71.3	98.3
Tax on the exploration and exploitation of hydrocarbons	5.4	5.4	7.7
Export duties	0.0	0.0	0.0
Luxury goods and services	n.a	n.a	n.a
Other	69.2	70.4	99.8
Non-tax revenue	693.8	497.1	725.1
Fees and tolls	96.7	99.1	57.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	415.8	240.2	487.7
Fines and surcharges	175.0	147.6	173.6
Other	0.0	0.0	0.0
Public enterprises and agencies	1,291.4	1,347.2	1,774.8
PEMEX	587.5	546.4	826.5
Others	703.9	800.9	948.3

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2023 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2023. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2023 economic results.

Source: Ministry of Finance and Public Credit.

Revenues

Taxation and Tax Revenues

On June 5, 2023, a decree establishing certain tax incentives for companies and taxpayers that invest in development and economic activities within the Corredor Interoceánico del Istmo de Tehuantepec (Interoceanic Corridor of the Isthmus of Tehuantepec) was published in the Official Gazette. On September 1, 2023, additional guidelines were published specifying rules regarding minimum levels of job creation that companies must comply with in order to receive the tax benefits.

Tax revenues as of September 30, 2023 totaled Ps. 3.35 trillion, a 9.1% increase as compared to the first nine months of 2022. This growth was largely due to a 22.3% increase in tax collection in September 2023 as compared to the same month in 2022.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30, 2022(2)	At September 30, 2023(2)
Historical Balance of Public Sector Borrowing Requirements	46.5%	45.4%

(1)

The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements” in the 2022 Form 18-K.

(2)	Preliminary figures.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2022 Form 18-K.

Internal Debt

On July 7, 2023, the Ministry of Finance and Public Credit carried out a debt exchange in the local market for Ps. 132.9 million, allowing Mexico to reduce its public debt and extend the average maturity of its debt portfolio from 8 to 8.1 years.

On July 20, 2023, the Ministry of Finance and Public Credit carried out its first issuance of sustainable Bono S for Ps. 23 billion. The issuance has a 12 year maturity, 8% fixed interest rate and 8.85% yield.

On October 25, 2023, the Ministry of Finance and Public Credit carried out its fifth issuance of BONDESG linked to the United Nations’ sustainable development goals (SDGs) for Ps. 15 billion.

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Table No. 18 – Gross and Net Internal Debt of the Public Sector

	At September 30, 2022		At September 30, 2023(1)

	(in billions of pesos)
Gross Debt	Ps.	9,849.6	Ps.	11,403.3
By Term
Long-term		9,429.7		10,785.0
Short-term		420.0		618.3
By User
Federal Government		9,236.6		10,685.4
State Productive Enterprise (PEMEX and CFE)		319.3		368.9
Development Banks		293.7		349.0
Financial Assets		667.9		560.5
Total Net Debt	Ps.	9,181.7	Ps.	10,842.3
Gross Internal Debt/GDP		31.66%		34.71%
Net Internal Debt/GDP(2)		33.97%		36.50%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt” in the 2022 Form 18-K.

Internal Government Debt

As of December 29, 2023, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 19 – Gross and Net Internal Debt of the Government(1)

	At September 30, 2022			At September 30, 2023(2)

	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	8,770.4	95.0%	Ps.	10,204.0	95.5%
Cetes		905.5	9.8		1,072.4	10.0
Floating Rate Bonds(5)		1,820.9	19.7		1,814.8	17.0
Inflation-Linked Bonds		2,503.3	27.1		3,067.1	28.7
Fixed Rate Bonds		3,531.4	38.2		4,240.1	39.7
STRIPS of Udibonos		9.2	0.1		9.5	0.1
Other(3)		466.3	5.0		481.4	4.5

Total Gross Debt	Ps.	9,236.6	100.0%	Ps.	10,685.4	100.0%

Net Debt
Financial Assets(4)		568.5			411.5

Total Net Debt	Ps.	8,668.2		Ps.	10,273.9

Gross Internal Debt/GDP		31.85%			34.20%
Net Internal Debt/GDP		28.94%			32.88%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 116.9 billion at September 30, 2022 and Ps. 108.5 billion at September 30, 2023 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds. BONDES D is linked to the annual one day weighted average bank funding rate “tasa ponderada de fondeo bancario”, and the last two to the annual one-day equilibrium interbank interest rate “tasa de interés interbancaria de equilibrio a un día “(TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of September 30, 2023, outstanding gross external public sector debt totaled U.S.$215.3 billion, an approximate U.S.$2.5 billion decrease from the U.S.$217.8 billion outstanding on December 31, 2022. Of this amount, U.S.$207.5 billion represented long-term debt and U.S.$7.8 billion represented short-term debt. Net external indebtedness decreased by U.S.$3.9 billion during the first nine months of 2023.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 20 – Summary of External Public Sector Debt by Type(1)(2)

	At September 30, 2022(3)		At September 30, 2023(3)

	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	113,827.0	U.S.$	117,834.8
Long-Term Debt of Budget Controlled Agencies		88,470.7		84,348.9
Other Long-Term Public Debt(4)		6,787.7		5,286.4

Total Long-Term Debt	U.S.$	209,085.4	U.S.$	207,470.1

Total Short-Term Debt		8,152.7		7,780.1

Total Long- and Short-Term Debt	U.S.$	217,238.1	U.S.$	215,250.2

Table No. 21 – Summary of External Public Sector Debt by Currency(1)

	At September 30, 2022(3)			At September 30, 2023(3)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	168,791.3	77.7%	U.S.$	164,746.3	76.5%
Japanese Yen		7,209.3	3.3		6,079.6	2.8
Swiss Francs		2,288.4	1.1		2,461.2	1.1
Pounds Sterling		2,150.8	1.0		2,351.1	1.1
Euros		31,649.0	14.6		28,290.5	13.1
Others		5,149.0	2.4		11,321.0	5.3

Total	U.S.$	217,237.8	100.0%	U.S.$	215,249.7	100.0%

Table No. 22 – Net External Debt of the Public Sector(1)

	At September 30, 2022(3)		At September 30, 2023(3)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	212,921.9	U.S.$	212,589.8
Gross External Debt/GDP		15.2%		11.9%
Net External Debt/GDP		14.9%		11.8%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2023) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 23 – Gross External Debt of the Government by Currency

	At September 30, 2022			At September 30, 2023(2)

	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	79,213.0	69.6%	U.S.$	78,581.6	66.7%
Japanese Yen		6,089.8	5.4		5,094.7	4.3
Swiss Francs		1,917.3	1.7		2,062.1	1.7
Pounds Sterling		1,648.4	1.4		1,802.0	1.5
Euros		21,459.0	18.9		19,972.9	16.9
Others		3,499.5	3.1		10,321.5	8.8

Total	U.S.$	113,827.0	100.0%	U.S.$	117,834.8	100%

Table No. 24 – Net External Debt of the Government

	At September 30, 2022			At September 30, 2023(2)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	110,968.2		U.S.$	116,207.8
Gross External Debt/GDP		8.0	%(2)		6.5	%(2)
Net External Debt/GDP		7.8	%(2)		6.4	%(2)

Table No. 25 – Net Debt of the Government

	At September 30, 2022	At September 30, 2023(2)

Internal Debt	79.4%	83.3%
External Debt(1)	20.6%	16.7%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 77 in “Public Debt—External Public Debt—External Public Sector Debt” in the 2022 Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 15, 2023, the International Monetary Fund (IMF) approved a new two-year U.S.$35 billion Flexible Credit Line (FCL), a reduction from the approximately U.S.$50 billion FCL access granted in 2021. The IMF affirmed Mexico’s continued qualifications to access the FCL, citing Mexico’s strong macroeconomic policies and institutional policy frameworks, including its flexible exchange rate regime, credible inflation targeting framework, fiscal responsibility law and well-regulated financial sector. The IMF further affirmed that the lower level of FCL access is consistent with the IMF’s approach of reducing access commensurate with reductions in external risks.

PLAN OF DISTRIBUTION

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of January 18, 2024, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the notes
Banco Bilbao Vizcaya Argentaria, S.A.	€400,000,000
Citigroup Global Markets Limited	€400,000,000
Deutsche Bank AG, London Branch	€400,000,000
HSBC Continental Europe	€400,000,000
Natixis Securities Americas LLC	€400,000,000

Total	€2,000,000,000

Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, HSBC Continental Europe and Natixis Securities Americas LLC are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the public offering price set forth for the notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering price and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates. Some of the notes will be offered and sold in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S thereunder, and this prospectus supplement may be used in connection with such offers and sales.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

Certain of the joint lead underwriters are not registered with the U.S. Securities and Exchange Commission as a U.S. registered broker-dealer. To the extent that any such joint lead underwriter intends to effect sales in the United States or to U.S. persons, they will do so only through one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. laws and regulations.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the corresponding prospectus dated March 1, 2022 issued by Mexico.

It is expected that delivery of the notes will be made against payment therefor on the fifth business day following the date hereof (such settlement cycle being referred to herein as “T+5”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before delivery should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately €1,996,300,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €300,000.

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the corresponding prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the corresponding prospectus and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

Belgium

In Belgium, this offer is not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article 2, e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC. (Règlement (UE) 2017/1129 du 14 juin 2017 du Parlement européen et du Conseil concernant le prospectus à publier en cas d’offre au public de valeurs mobilières ou en vue de l’admission de valeurs mobilières à la négociation sur un marché réglementé, et abrogeant la directive 2003/71/CE/Verordening (EU) 2017/1129 van het Europees Parlement en de Raad van 14 juni 2017 betreffende het prospectus dat moet worden gepubliceerd wanneer effecten aan het publiek worden aangeboden of tot de handel op een gereglementeerde markt worden toegelaten en tot intrekking van Richtlijn 2003/71/EG) (“The Regulation”), as amended or replaced from time to time, and that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Qualified Belgian Investors). As a result, and further to Article 1, 4, a of The Regulation this offer does not constitute a public offer pursuant to Article 3, 1 of The Regulation, as amended or replaced from time to time. Consequently, the offer has not been and will not be notified to, and the prospectus supplement and the corresponding prospectus and any other offering material relating to the offer has not been, and will not be, submitted to nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering of securities. The offer as well as any other materials relating to the offer may not be advertised, and this prospectus supplement and the corresponding prospectus or any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than Qualified Belgian Investors, acting on their own account, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and the corresponding prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Financial Market Commission of Chile (Comisión para el Mercado Financiero, or “CMF”) (“Rule 336”), the notes may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and rule 410 dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: (January 18, 2024). The offer of the notes is subject to Rule 336;

2.

The subject matter of this offer are securities not registered in the securities registry (Registro de Valores) of the CMF, nor in the foreign securities registry (Registro de Valores Extranjeros) of the CMF; hence, the notes are not subject to the oversight of the CMF;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered in the relevant securities registry of the CMF.

Colombia

The notes may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. This document does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

Prohibition of Sales to European Economic Area Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in relation thereto to any retail investor in the EEA. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

France

The notes may not be offered or sold or caused to be offered or sold, directly or indirectly, to the public in France and neither this prospectus supplement and the related prospectus, which have not been submitted to the clearance procedure of the French Autorité des Marchés Financiers (“AMF”), nor to a competent authority of another Member State of the European Economic Area that would have notified its approval to the AMF in accordance with the passport procedure provided under Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”) EU Prospectus Directive 2003/71/EC as implemented in France and in the relevant Member State, nor any other offering material or information contained therein relating to the notes may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the notes to the public in France.

Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or to (ii) investment services providers authorized to engage in portfolio management services on behalf of third parties and/or to (iii) fewer than 150 natural or legal persons (other than qualified investors) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in, and in accordance with, Articles L.411-2, II, D.411-1, and D.411-4, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the notes purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

Germany

This document does not constitute a prospectus compliant with the Regulation (EU) 2017/1129 of the European Parliament and the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “Prospectus Regulation”) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”). No prospectus (Prospekt) within the meaning of the Prospectus Regulation and the German Securities Prospectus Act (Wertpapierprospektgesetz) or any other applicable laws in Germany has been or will be published in Germany, nor has this document been filed with, approved by or notified to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication in Germany.

This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This prospectus supplement and the corresponding prospectus are strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Winding Up and Miscellaneous Provisions Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of C(WUMP)O, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

The contents of this prospectus supplement and the corresponding prospectus have not been reviewed by any regulatory authority in Hong Kong. Each intermediary or purchaser of the notes is advised to exercise caution in relation to any offer of the notes and, if in any doubt about any of the contents of this prospectus supplement and the corresponding prospectus, should obtain independent professional advice.

The notes are not the equivalent to time deposits and are not protected deposits under the Deposit Protection Scheme in Hong Kong.

Italy

The offering of the notes has not been registered pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus supplement and the corresponding prospectus nor any other document relating to any notes be distributed in the Republic of Italy, except, in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the notes is being carried out in the Republic of Italy as an exempted offer pursuant to article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

The notes will not be offered, sold or delivered nor any copies of the prospectus, the prospectus supplement and/or any other document relating to the notes will be distributed in the Republic of Italy except in circumstances which are exempted from the rules on public offerings, as provided under Regulation (EU) 2017/1129, the Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Financial Act”) and the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11971 of 14 May 1999 (the “Issuer Regulation”).

Any offer, sale or delivery of the notes or distribution of copies of the prospectus, the prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a)

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, Regulation No. 20307, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”) (in each case, as amended) and any other applicable laws or regulation;

(b)	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy or other competent authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the notes or the relevant offering.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each underwriter and agent will represent and agree that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Luxembourg

The notes may not be offered to the public in Luxembourg, except in the following circumstances:

a.

in the period beginning on the date of publication of a prospectus in relation to those notes which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to ESMA and the CSSF, all in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council on prospectuses to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”) and ending on the date which is 12 months after the date of such publication (hereafter a “Public offer”);

b.

at any time to qualified investors, which, pursuant to the Prospectus Regulation, means persons or entities that are listed in points (1) to (4) of Section I of Annex II to Directive 2014/65/EU, and persons or entities who are, on request, treated as professional clients in accordance with Section II of that Annex, or recognised as eligible counterparties in accordance with Article 30 of Directive 2014/65/EU unless they have entered into an agreement to be treated as non-professional clients in accordance with the fourth paragraph of Section I of that Annex. For the purposes of applying the first sentence of this point, investment firms and credit institutions shall, upon request from the issuer, communicate the classification of their clients to the issuer subject to compliance with the relevant laws on data protection;

c.	an offer of securities addressed to fewer than 150 natural or legal persons per Member State, other than qualified investors; and/or

d.	at any time in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 1 (4) of the Prospectus Regulation.

The applicability of the selling restrictions provided by Luxembourg law will depend on whether the invitation is to be treated as a public offer or whether it can be made under one of the exemptions of Article 1 (4) of the Prospectus Regulation (a “private placement”).

For the purposes of this provision, the expression an offer of notes to the public in relation to any notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as defined in the Prospectus Regulation or any variation thereof or amendment thereto.

Mexico

The notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the CNBV, and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors in Mexico that qualify as institutional and accredited investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement and the corresponding prospectus is accurate or complete. Mexico has prepared this prospectus supplement and the corresponding prospectus and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Peru

The notes and the information contained in this prospectus supplement and the corresponding prospectus have not been and will not be registered with or approved by the SMV, SBS, as defined under Peruvian law, or the Lima Stock Exchange. Accordingly, the notes cannot be offered or sold in Peru, except if such offering is a private offering under the securities laws and regulations of Peru. The Peruvian Securities Market Law establishes that any offering may qualify as a private offering if it is directed exclusively to institutional investors.

Singapore

This prospectus supplement and the corresponding prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the corresponding prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore.

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term or provision as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Notification under Section 309B of the Securities and Futures Act 2001 of Singapore: The notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Spain

The notes may not be offered, sold or distributed, nor may any subsequent resale of the notes be carried out in Spain except in circumstances which do not require the registration of a prospectus in Spain or without complying with all legal and regulatory requirements under the (i) Spanish Securities Markets Act, Law 6/2023 on the Securities Markets and Investment Services, dated March 17 (Ley 6/2023, de 17 de marzo, de los Mercados de Valores y de los Servicios de Inversión), the (ii) EU Prospectus Regulation 2017/1129, dated June 14, of the European Parliament and of the Council, and (iii) supplemental rules enacted thereunder.

The notes may only be offered in Spain by entities authorized under the Spanish Securities Markets Act and Royal Decree 813/2023, of November 8, on the legal regime applicable to investment services companies and other entities that provide investment services (Real Decreto 813/2023, de 8 de noviembre, sobre el régimen jurídico de las empresas de servicios de inversión y de las demás entidades que prestan servicios de inversión) to provide investment services in Spain and in accordance with the provisions thereunder.

Offers of notes in Spain shall only be directed specifically at, or made to, professional clients and eligible counterparties, as defined in articles 194 and 196 of the Spanish Securities Market Act, respectively.

None of the notes, this offering or this prospectus supplement and its contents have been approved or registered with the Spanish Securities Commission (Comisión Nacional del Mercado de Valores).

Switzerland

The offer of the notes is made in Switzerland on the basis of a private placement, not as a public offering. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this prospectus supplement, the corresponding prospectus nor any other offering or marketing material relating to the offer of the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Each underwriter has, severally and not jointly, represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the UK.

Prohibition of Sales to UK Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement and the corresponding prospectus in relation thereto to any retail investor in the UK. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(b)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR.

Uruguay

The sale of any series of notes issued hereby qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any notes to the public in Uruguay, except in circumstances that do not constitute a public offering or distribution under Uruguayan laws and regulations. The sale of any series of notes hereunder is not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México, México, 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT,

AUTHENTICATING AGENT, PRINCIPAL PAYING AGENT

AND EXCHANGE RATE AGENT

Deutsche Bank Trust Company Americas

1 Columbus Circle, 17th Floor

New York, New York 10019

LUXEMBOURG LISTING AGENT Banque Internationale à Luxembourg S.A. 69 route d’Esch L - 2953 Luxembourg Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Deputy Federal Fiscal Attorney for Financial Affairs Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México, México, 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller y Nicolau, S.C. Av. Pedregal No. 24 Piso 10 Col. Molino del Rey Ciudad de México, México, 11040